

October 9, 2012

<u>Via E-Mail</u>
Jeffrey Rassas
Chief Executive Officer
Crown Dynamics Corp.
8399 E. Indian School Rd.
Suite 202
Scottsdale, AZ 85251

> **Re:** **Crown Dynamics Corp.**
> **Amendment no. 5 to Form 8-K**
> **Filed September 13, 2012**
> **File No. 333-169501**

Dear Mr. Rassas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1. However, it appears that you have not filed this amendment under the correct file number. Please file all amendments under the correct file number, which is the file number used with the original 8-K to which this amendment relates.

Item 1. Business, page 4

2.   We note your response to prior comment 2 that the press releases were not intended to indicate that your products would be available for production and delivery until Fall 2012. However, we note your press release dated February 2, 2012 stating that you "[expect] to launch a consumer website where individuals will be able to purchase single units for personal use within the next 90 days," your press release dated February 7, 2012

stating that your product's "commercial service is now successfully in operation," and your press release dated March 6, 2012 stating that you have "secured purchase orders by multiple vendors and [are] ramping up to deploy thousands of Pomcom units in 2012." Please reconcile these statements with your statement that you did not intend to indicate that your products would be available prior to Fall 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail):   Luke C. Zouvas, Esq.
                     Zouvas Law Group, P.C.